ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

04030973

June 17 2004

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SEC PROCESSING SECTION RECEIVED JUN 23 2004 181 WASH. D.C.

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
JUN 28 2004
THOMSON FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
17 June 2004 – (ASX Announcement & Media Release – Confirmation of Issue and Top 20's)
17 June 2004 – (ASX Appendix 3B – New Issue Announcement)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

17 June 2004

ASX ANNOUNCEMENT AND MEDIA RELEASE

CONFIRMATION OF ISSUE AND TOP 20's

The company has today allotted 15.9 million shares and 15.9 million attaching 31 July 2005 options pursuant to the Prospectus dated 25 May 2004. Holding statements have been mailed to allottees.

Details of the Top 20 Shareholders and 31 July 2005 Option holders together with details of the issued capital following the allotment are attached.

The allotment of a further 1.6 million shares and attaching 1.6 million 31 July 2005 options under the Prospectus is subject to approval by shareholders at a meeting to be held on 30 June 2004.

Commenting on the successful issue, the Chairman, Michael Evans said:

> *"Whilst the strong response to the issue meant there were some inevitable cut backs, it was pleasing to see the placement filled in such a short time. We now look forward with optimism to the spudding of the Muggles well by Apache Energy, offshore Western Australia, commencing about 26 June 2004, to be followed shortly thereafter by the Lake Long Deep well in the intra-coastal waters of the US gulf coast. Success on either front would be very significant to the company, particularly in the current energy pricing regime."*

For further information please contact:

Michael Evans
Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au
Or visit FAR's website: www.farnl.com.au

FIRST AUSTRALIAN RESOURCES LIMITED TOP TWENTY HOLDERS
ORDINARY SHARES

Name	Number of Shares Held	% Issued Capital
Gregorach Pty Ltd	6,271,628	3.358
St Mellions Inc	4,050,000	2.168
Bruce Birnie Pty Ltd	3,989,563	2.136
Commodity Traders (NZ) Ltd	3,824,089	2.047
Link Traders (Aust) Pty Limited	3,300,000	1.767
Foxique Pty Ltd	2,260,000	1.210
Catholic Church Insurances Limited	2,243,500	1.201
Nefco Nominees Pty Ltd	2,000,000	1.070
Angle Star Limited	1,728,800	0.925
William Douglas Goodfellow	1,710,000	0.915
Tour Holdings Pty Ltd	1,655,500	0.886
Yatesbury Pty Ltd	1,576,100	0.843
Raymond William Pruser	1,500,563	0.803
Tevlo Pty Ltd	1,459,500	0.781
Obena Ridge Pty Limited	1,325,000	0.709
A. I. McLean Investments Pty Limited	1,300,000	0.696
Altinova Nominees Pty Ltd	1,250,000	0.669
Paul Sutton	1,234,563	0.661
Stephen Lindsay Shaw (Shaw Family a/c)	1,200,000	0.642
Peter Schubert (Schubert Family a/c)	1,150,000	0.615
	45,028,806	24.102

TOP TWENTY OPTION HOLDERS
31 JULY 2005 OPTIONS

Name	Number of Options Held	% Issued Options
Herman James Hain	6,629,833	6.436
Raymond William Pruser	5,430,056	5.271
Commodity Traders NZ Ltd	2,902,509	2.817
Berenes Nominees Pty Ltd	2,700,000	2.621
Afred Markovic	2,122,733	2.060
Bruce Birnie Pty Ltd	2,037,250	1.977
Clive Julian Wakeham	1,655,000	1.606
Julie Ann Grigor	1,607,842	1.561
William Douglas Goodfellow	1,571,000	1.525
Solomon Fiduciary Nominees Pty Ltd	1,545,000	1.499
Hubert Jozef Jaminon, Christine Alcock	1,500,000	1.456
Planet Capital Pty Ltd	1,500,000	1.456
Beira Pty Limited	1,464,612	1.421
Gregorach Pty Ltd	1,069,412	1.038
Paul Sutton	1,033,456	1.003
James Riner	1,018,182	0.988
Catherine Louise Mayer	1,001,201	0.972
Margaret Kopcheff	1,000,000	0.970
International Business Network P/L	1,000,000	0.970
Bushy Lane Projects Pty Ltd	986,983	0.958
	39,775,069	38.600

FIRST AUSTRALIAN RESOURCES LIMITED TOP SPREAD REPORT
A C N : 009 117 293 CLASS: 2 FAR ORDINARY

SPREAD OF HOLDINGS	NUMBER OF HOLDERS	NUMBER OF UNITS	% OF TOTAL ISSUE CAPITAL
1 - 1,000	372	301,894	0.161 %
1,001 - 5,000	406	1,182,718	0.633 %
5,001 - 10,000	327	2,817,080	1.508 %
10,001 - 100,000	1,076	46,966,914	25.149 %
100,001 - 99999999999	342	135,484,403	72.547 %
TOTAL	2,523	186,753,009	99.998 %

FIRST AUSTRALIAN RESOURCES LIMITED TOP SPREAD REPORT
A C N : 009 117 293 CLASS: 6 FAROA OP310705/7

SPREAD OF HOLDINGS	NUMBER OF HOLDERS	NUMBER OF UNITS	% OF TOTAL ISSUE CAPITAL
1 - 1,000	1,077	414,507	0.402 %
1,001 - 5,000	624	1,699,792	1.650 %
5,001 - 10,000	159	1,234,657	1.198 %
10,001 - 100,000	271	12,485,404	12.121 %
100,001 - 99999999999	176	87,165,975	84.626 %
TOTAL	2,307	103,000,335	99.997 %

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

ABN

41 009 117 293

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Incentive Options expiring 16 June 2007
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	8,000,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The Incentive Options have an exercise price of 10 cents and may be exercised at any time within three years from the date of grant (by 16 June 2007).

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The Incentive Options are not quoted on the ASX and have no voting or dividend rights until exercised.
5	Issue price or consideration	The Incentive Options were issued for no consideration pursuant to the approval of shareholders in general meeting 19 May 2004.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The purpose of the proposed grant of incentive options to directors and staff is to provide incentive to contribute to and participate in the future growth of the Company and will form part of the director's remuneration packages.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17 June 2004.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	188,353,009 104,600,335	Ordinary Shares 31 July 2005 Options

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	8,000,000	Incentive Options (16 June 2007)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	NOT APPLICABLE

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Items 11 to 33 are not applicable.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents	Items 35 – 42 are not applicable

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

+ See chapter 19 for defined terms.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Director) Date: 17 June 2004

Print name: MICHAEL EVANS

+ See chapter 19 for defined terms.